PRESS RELEASE

Loncor Provides Update on Resolute Mining Transactions

NOT FOR DISTRIBUTION TO UNITED  STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – May 16, 2018 – Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN") announces that the transactions with Resolute Mining Limited (“Resolute”) pursuant to the binding term sheet (the “Term Sheet”) as previously announced by Loncor on April 3, 2018 (the “Transactions”), are progressing through the due diligence phase and, assuming Resolute is satisfied with its due diligence review, the Company expects that the definitive agreements for the Transactions will be executed shortly following the special meeting of shareholders of the Company to be held on May 22, 2018 (the “Special Meeting”). The Special Meeting will be held at the offices of Irwin Lowy LLP, 365 Bay Street, Suite 400, Toronto, Ontario, Canada.

Shareholders of the Company are encouraged to review the management information circular of the Company dated April 20, 2018 (the "Circular"), which provides a detailed discussion of the Transactions. A copy of the Circular and related documents have been mailed to shareholders of the Company, and copies of the Circular and related documents can be obtained from SEDAR (www.sedar.com) or by contacting the Company at the contact information below. The board of directors of the Company has unanimously recommended that Loncor shareholders vote FOR the resolution approving the Transactions. The proxy voting deadline is 4:00 p.m. (Toronto time) on Friday, May 18, 2018.

As part of the series of Transactions contemplated by the Term Sheet, (a) the Company will issue 26,000,000 common shares to Resolute at a price of Cdn$0.10 per share for gross proceeds of Cdn$2,600,000 (the “Resolute Placement”), (b) Resolute will purchase 25,000,000 common shares of Loncor held by Mr. Arnold Kondrat (“Kondrat”) (who is Chief Executive Officer, President and a director of Loncor) in exchange for the issuance by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares) (the “Share Exchange”), and (c) Loncor will acquire a 100% interest in two DRC companies (the “DRC Target Companies”) holding exploration permits covering ground in the Ngayu gold belt, thereby increasing Loncor’s holdings in the Ngayu gold belt from 960 square kilometres to 1,696 square kilometres. Further, the Company also intends to complete a non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000 (the “Additional Placement”). Kondrat will purchase 700,000 shares of this Additional Placement which was agreed to by the parties to provide additional cash for the Company.

The proceeds from the Resolute Placement and the Additional Placement are planned to be used by the Company to fund the exploration and development of gold exploration properties of Loncor in the Democratic Republic of the Congo (the “DRC”) and for general corporate purposes. Pursuant to the terms of the Term Sheet, Resolute has agreed to collaborate with Loncor in an effort to identify and develop ore bodies in the DRC and to maximize shareholder value for Loncor.

The Term Sheet contemplates the entering into of the following definitive agreements for the Transactions:

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a shareholders’ agreement between Kondrat and Resolute to pool their respective common share positions in Loncor, with a combined holding of approximately 54% of the outstanding common shares of the Company upon completion of the Transactions;

•	a subscription agreement between the Company and Resolute for the subscription by Resolute of Loncor shares pursuant to the terms of the Resolute Placement, as further described in the Circular;
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a share purchase agreement between the Company, the Company’s wholly-owned DRC subsidiary and the sole shareholder of the DRC Target Companies, for the Company to acquire all of the outstanding shares of the DRC Target Companies, as further described in the Circular; and

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a share purchase agreement between the Company, Kondrat and Resolute, whereby Resolute will acquire 25,000,000 common shares of Loncor pursuant to the terms of the Share Exchange, as further described in the Circular.

All Transactions are subject to completion of satisfactory due diligence, fulfilment of agreed conditions precedent, TSX and shareholder approvals and execution of the definitive agreements. In terms of the review and approval process adopted by the board of directors of the Company (the “Board”) for the Transactions, with three of the four members of the Board being independent directors (Kondrat is the fourth director), the formation of a special committee was not viewed by the independent directors as being necessary. The three independent directors of the Company reviewed the draft Term Sheet on March 31, 2018, discussed the Transactions at a Board meeting held on April 2, 2018, unanimously determined that the Transactions were in the best interests of the Company and its shareholders and, by resolutions dated April 3, 2018, unanimously approved the execution of the Term Sheet, with Kondrat abstaining from such approval as a result of his interest in the Transactions as set out above. The Term Sheet was executed on April 3, 2018. As an additional step in the review and approval process, the execution of the definitive agreements is subject to approval by the Company’s three independent directors.

Upon closing of the Transactions, an advisory fee of Cdn$138,500 will be paid to Arlington Group Asset Management Limited of London, UK.

Kondrat currently holds 74,300,818 common shares of Loncor representing 46.82% of the currently outstanding common shares of Loncor on a non-diluted basis. Following the completion of the Transactions, (a) Kondrat will hold 50,000,818 common shares of Loncor representing 26.68% of the outstanding common shares of Loncor on a non-diluted basis, and (b) Resolute will hold 51,000,000 common shares of Loncor representing 27.22% of the outstanding common shares of Loncor on a non-diluted basis.

Kondrat’s participation in the Additional Placement constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”), as Kondrat (who is Chief Executive Officer, President, a director and the largest shareholder of the Company) is an insider of the Company. MI 61-101 requires a formal valuation and minority shareholder approval unless an exemption is available. The Company is relying on the exemption from the requirement to obtain a formal valuation for Kondrat’s participation in the Additional Placement set forth in Section 5.5(a) of MI 61-101 and on the exemption from the requirement to obtain minority shareholder approval for Kondrat’s participation in the Additional Placement set forth in Section 5.7(1)(a) of MI 61-101. These exemptions are available as the fair market value of the consideration with respect to Kondrat’s participation in the Additional Placement does not exceed 25% of the Company’s market capitalization.

About Loncor Resources Inc.

The Company is a Canadian gold exploration company focused on two projects in the DRC -- the Ngayu and North Kivu projects. The Company holds exploration permits covering 960 km2 of the Ngayu Archaean greenstone belt in Tshopo province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province. Both projects have historic gold production.

Loncor has been working with one of Africa’s most successful gold mining companies, Randgold Resources (Nasdaq: GOLD), in its Ngayu Joint Venture whereby Randgold earns 65% to manage and sole fund an exploration program including delivery of a pre-feasibility study on any gold discovery that would meet Randgold’s investment criteria (reference is made to Loncor’s May 18, 2017 press release).

Additional information with respect to the Company's projects can be found on the Company's website at www.loncor.com.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to the completion of the proposed Transactions, future exploration and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, that the TSX does not approve the PIFs of Resolute’s representatives, failure to execute the definitive documentation in respect of, or complete, the proposed Transactions, the need to satisfy regulatory and legal requirements and other conditions precedent with respect to the proposed Transactions, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2018 filed on SEDAR at www.sedar.com. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.